UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECORD OF AUTOMATIC WITHDRAWAL
FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Name: CASH TRUST SERIES INC. et al

File Number: 811-05843

The applicant did not respond within 120 days, in writing, to the comments the Commission staff providedon June 11, 2026 with respect to the amended application for deregistration filed on Form N-8F on May 12, 2026. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.